SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2020
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 35300396090

Publicly-held Company

MINUTES OF THE ORDINARY GENERAL MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON APRIL 30, 2020 AND DRAWN UP IN SUMMARY FORM

1.      Date, time and place: April 30, 2020, 11 am, at the Company's headquarters, at Av. Brig. Faria Lima nº 3400, 20th floor, in São Paulo, State of São Paulo.

2.      Call: Announcements published on March 31, April 18 and 28, 2020 in the Official Gazette of the State of São Paulo, on pages 84, 51 and 111, respectively, and in the Folha de São Paulo Newspaper of São Paulo - Regional Edition, on pages A22, A17 and A21, respectively, which will be filed at the Company's headquarters.

3.      Attendance: The Meeting was installed with the presence of shareholders representing 64.47% of the voting capital, as evidenced by the Shareholders' Attendance Book, as well as the representative of Grant Thornton Independent Auditors, Mr. Fernando Martinez C. Pereira, the representative of the Fiscal Council, Mr. André Coji, and the Executive Director of the Company, Mr. Marcelo Cunha Ribeiro.

4.      Presiding Board: As indicated by the Chairman of the Board of Directors of the Company, Mr. Marcelo Cunha Ribeiro chaired the Meeting and invited Ms. Claudia Maria Sarti to act as secretary.

5.    Agenda: (i) Take management's accounts, examine, discuss and vote on the Financial Statements for the fiscal year ended on December 31, 2019; (ii) To resolve on the allocation of net income for the fiscal year ended in 2019 and the distribution of dividends; (iii) Set the annual global remuneration of the administrators for the fiscal year 2020; (iv) To approve that the Company's publications will be made in the Official Gazette of the Union (DOU) as soon as the rules issued by the National Department of Business Registration and Integration - DREI, which recognizes the Company's discretionary option to carry out their publications in an official vehicle such as the Official Gazette of the Union (DOU) or in the Official Gazette of the State (DOE) where its headquarters are located.

6.    Resolutions: The guidelines and voting declarations were filed at the Company's headquarters and initialed by the presiding officers, duly registered, with the following resolutions taken:

6.1.    In compliance with CVM Instruction No. 481/09, as amended, the Chairman announced that a total of 317 Remote Voting Ballots were received, containing votes related to the matters of the present Annual General Meeting, contained in the consolidated voting map, which was made available for consultation by the attending shareholders, and the Meeting waived its reading

6.2.    To approve the drawing up of these minutes in summary form and that their publication be made with the omission of the signatures of the shareholders present, as provided, respectively, §§ 1 and 2 of article 130 of Law 6,404 / 76 (“Lei das SA” ).

6.3.    Dispense the reading of the Financial Statements for the year ended 12/31/2019, the Management Report, the Opinion of the Independent Auditors and the Opinion of the Fiscal Council, considering that they are already known to all shareholders present

6.4.    To approve, without reservations, after examination and discussion, by a majority of the shareholders present, having been counted 823,170,722 votes in favor, 26,854,339 votes against and 39,709,500 abstentions (i) Management Accounts; (ii) Financial Statements; and (iii) the Management Report for the fiscal year ended December 31, 2019, as disclosed on March 4, 2020, on the websites of CVM (www.cvm.gov.br), B3 SA - Brasil, Bolsa , Balcão (www.b3.com.br) and the Company's investor relations (www.csn.com.br/ri/) and published on March 20, 2020 in the Folha de São Paulo Newspaper - Regional Edition (pages 1 to 8) and in the Official Gazette of the State of São Paulo (pages 145 to 163).

6.5.    To approve, by a majority of the shareholders present, having counted 862,606,634 votes in favor, 27,126,927 against and 1,000 abstentions, the allocation of net income for the fiscal year ended December 31, 2019, in the amount of R$ 1,789 .067,822.77 (one billion, seven hundred and eighty-nine million, sixty-seven thousand, eight hundred and twenty-two reais and seventy-seven cents), plus the amount of  R$ 2,209,356.46 (two million, two hundred and nine thousand, three hundred and fifty-six reais and forty-six cents) arising from the reversal by prescription of dividends and interest on own capital, as follows:

6.5.1  The amount of R$ 89,453,291.14 (eighty-nine million, four hundred and fifty-three thousand, two hundred and ninety-one reais and fourteen cents) will be allocated to the constitution of a legal reserve, pursuant to art. 30, Paragraph 2, I of the Company's Bylaws and Article 193 of Brazilian Corporation Law;

6.5.2 The amount of R$ 424,903,132.91 (four hundred and twenty-four million, nine hundred and three thousand, one hundred and thirty-two reais and ninety-one cents) for distribution to shareholders, as a mandatory minimum dividend, corresponding to the amount of R$ 0.30787 per share, pursuant to Article 33 of the Company's Bylaws and Article 202 of Corporation Law, of which R$ 412,658,934.30 (four hundred and twelve million, six hundred and fifty-eight thousand, nine hundred and thirty-four reais and thirty cents), have already been paid to the shareholders in anticipation of the mandatory minimum dividend, as approved at a meeting of the Board of Directors on 09/18/2019, resulting in a balance to be distributed to shareholders in the amount of R$ 12,244,198.61 (twelve million, two hundred and forty-four thousand, one hundred and ninety-eight reais and sixty-one cents), to be paid in national currency by the Company until December 31, 2020, without monetary correction, according to cash availability. Shareholders registered on the investors base in May 6, 2020 at the depositary institution Banco Bradesco S.A., are entitled to receive the balance of the declared dividends. The procedure for payment of the dividends declared herein will be informed in a Notice to Shareholders to be disclosed by the Company in due course;

6.5.3 The amount of R$ 1,276,918,755.18 (one billion, two hundred and seventy-six million, nine hundred and eighteen thousand, seven hundred and fifty-five reais and eighteen cents) will be allocated to the statutory reserve for Working Capital and Investments provided for in article 30, paragraph 3 of the Company's Bylaws.

6.6.   Approve, by a majority of the shareholders present, having counted 809,758,046 votes in favor, 79,975,515 votes against and 1,000 abstentions, the overall annual remuneration of the administrators in the amount of up to R$ 85,579,786.00 (eighty-five million, five hundred and seventy-nine thousand, seven hundred and eighty-six reais).

6.7.    To approve, by a majority of the shareholders present, having counted 862,979,222 votes in favor, 26,754,339 votes against and 1,000 abstentions, that the Company's publications will be made in the official vehicle “Official Gazette (DOU)” and no longer in the “Official Gazette of the State of São Paulo (DOE-SP)”, as soon as the rules issued by the National Department of Business Registration and Integration - DREI, which recognize the Company's discretionary option to carry out its official publications in the Official Gazette of the Union (DOU) and or in the Official State Gazette (DOE) where its headquarters are located (current item 1.3 Public Company Registration Manual, as established by IN DREI No. 71/2019), noting that, in this case, the Company will publish a notice to shareholders informing that the Company's publications will be published in the newspapers “Folha de São Paulo, Regional Edition” and “Diário Oficial da União (DOU)”, indicating the date from which the publications will be made in the new official vehicle.

6.8.    Approve the installation of the Company's Fiscal Council, due to the formulation of the request that deals with art. 161, Paragraph 2 of the Brazilian Corporation Law, by shareholders representing 63.97% of the voting capital, pursuant to CVM Instruction No. 324/00. The Fiscal Council will consist of 03 (three) effective members and 03 (three) alternate members, which will operate until the 2021 Annual General Meeting.

Continuous act, pursuant to § 4 of art. 161 of the Brazilian Corporation Law, the candidates nominated by Geração Futuro L Par Equity Investment Fund were voted in a separate vote by the minority shareholders, namely: Mr. VALMIR PEDRO ROSSI, Brazilian, married, bank employee, bearer of identity card RG nº 55.080.466-8, registered with the CPF under nº 276.266.790-91, resident and domiciled in the city of São Paulo / SP, as effective member, and Mrs. MARIA APARECIDA METANIAS HALLACK, Brazilian, married, civil engineer, bearer of Identity Card RG No. 6.283.390 SSP / SC, registered with the CPF under No. 045.824.818-50, resident and domiciled in Florianópolis / SC, as his alternate, with 145,040,152 votes cast for the candidates in question. The CFL shareholder forwarded to the Company, through a Remote Voting Ballot, a vote in this resolution, which, however, was not counted by the presiding board, considering that the said shareholder has a direct stake in the Company's parent company, in a qualified amount, by art. 243, Paragraph 5 of Law No. 6,404 / 76, as sufficient to assume a “significant influence”, thus not fulfilling the requirements detailed by CIRCULAR OFFICE / CVM / SEP / No. 2/2020 for participation in the electoral college of minority shareholders entitled to vote on that matter.

The following were elected by the controlling shareholders: (i) ANDRÉ COJI, Brazilian, married, business administrator, bearer of identity card RG No. 8.782.472 and registered with the CPF/MF under No. 051.271.338-30, resident and domiciled in the city of São Paulo/SP, as effective member, and BEATRIZ SANTOS MARTINI Brazilian, single, production engineer, bearer of identity card RG No. 6.714.484 SSP/SP, registered with CPFJ / MF under number 007.749.248- 02, resident and domiciled in the city of São Paulo / SP, as his alternate; and (ii) TUFI DAHER FILHO, Brazilian, married, civil engineer, holder of RG Identity Card nº M-1,148,878 SSP / MG, registered with CPF / MF under nº 323.142.486-00, resident and domiciled in the city from São Paulo / SP, as holder, and ANGÉLICA MARIA DE QUEIROZ, Brazilian, single, economist, registered with CPF / MF under nº 592.216.667-00 and bearer of identity card RG n ° 03778421-2 IFP-RJ resident and domiciled in the city of São Paulo / SP, as his alternate, with 737,715,757 votes cast for the candidates in question.

Thus, the Fiscal Council is now composed of VALMIR PEDRO ROSSI, ANDRÉ COJI and TUFI DAHER FILHO, as sitting members, and MARIA APARECIDA METANIAS HALLACK, BEATRIZ SANTOS MARTINI and ANGÉLICA MARIA DE QUEIROZ, as their respective alternates, with mandate until the Assembly Ordinary General Meeting of 2021. The investiture of the members of the Fiscal Council will be subject to the signature, by the elected members, of the respective investiture term drawn up in the appropriate book and of the declaration of clearance provided for in art. 162 of Brazilian Corporate Law.

6.9.    To approve, by unanimous vote of the shareholders present, excluding those who voted at a distance, having counted 764,470,096 votes in favor and 89,520 abstentions, the monthly remuneration of each member of the Fiscal Council at 10% (ten percent) of the value of the average compensation for the Company's Executive Officers, excluding benefits, representation fees and profit sharing. In addition to the remuneration set forth above, the acting members of the Fiscal Council will be entitled to reimbursement of travel and subsistence expenses necessary for the performance of their function, as provided in § 3 of art. 162 of Brazilian Corporate Law.

6.9.1 In the month in which the incumbent fiscal councilor is replaced by his alternate at any meeting held, the monthly remuneration will be divided equally between the incumbent and the alternate.

7.    Closure: There being no further business to discuss, the proceedings were suspended for the time necessary to draw up these Minutes. The session was reopened and was read, found to be in compliance and signed by the Chairman, the Secretary and all shareholders present

8.    Archived Documents: The Ordinary Shareholders' Meeting Notice, the Management Report, the Financial Statements, the Opinion of the Independent Auditors, the Opinion of the Fiscal Council, the Management Proposal, the Synthetic Voting Maps and Consolidated, the Remote Voting Ballots received directly by the Company, as well as the guidelines for votes and protests received, numbered and authenticated by the table.

I certify that this is a true copy of the original, drawn up in the proper book.

São Paulo, April 30, 2020.

_________________________________________________

Claudia Maria Sarti

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 30, 2020

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.